WorldNet, Inc. of Nevada

369 East 900 South, #281

Salt Lake City, Utah 84111

July 6, 2011

Tia Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

WorldNet, Inc. of Nevada

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 16, 2011

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Filed June 7, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 6, 2011

Response Letter dated May 27, 2011

File No.  000-31023

Dear Ms. Jenkins,

This letter is in response to your comment letter dated June 27, 2011 regarding the above identified reports and amendments of WorldNet, Inc. of Nevada (the “Company”).  The Company is filing via EDGAR this response letter along with Amendment No. 2 to the Form 10-K for the fiscal year ended December 31, 2010 and Amendment No. 1 to the Form 10-Q for the quarterly period ended March 31, 2011.

On the following pages we have restated your comments and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 13

1.

We note that you do not propose to undertake a new audit of the year ended December 31, 2009.  Until you file your 2011 Form 10-K, we will not declare effective any registration statement or post-effective amendments.  In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation until you file newly audited financial statements.  This restriction does not apply to:

•

Offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

•

Dividend or interest reinvestment plans;

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Employee benefit plans;

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Transactions involving secondary offerings; or

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Sales of securities under Rule 144.

Please acknowledge to us in writing that you understand the effects of not reauditing the 2009 financial statements at this time.

Response:  The Company acknowledges that we understand the effects, as outlined in your comment above, of not reauditing the 2009 financial statements.  We intend to abide by the itemized limitations.

Form 10-K/A for the Fiscal Year Ended December 31, 2010, filed June 7, 2011

Item 9A.  Controls and Procedures, page 3

2.

We note your response to prior comments 2 and 3.  We note the revised disclosure and your conclusion that your disclosure controls and procedures were ineffective due to inadequate segregation of duties and lack of an adequate control environment constituted a deficiency.  Please revise your disclosures to disclose management’s current plans, if any, or actions already undertaken, for remediating the control deficiency.  In addition, please ensure that you include updated certifications that refer to the amended Form 10-K.

Response:   We have not taken any actions for remediation of the control deficiency at this time.  Our Company is a shell company with limited personnel and operations and we plan to remediate the control deficiency when, and if, we acquire or merge with another company with more personnel.  We have revised our disclosures under Item 9A to report that due to the size and operations of the Company we are unable to remediate the control deficiency until we acquire or merge with another company.  We have also provided updated certifications as exhibits to the amendment to the Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4.  Controls and Procedures, page 8

3.

We note your conclusion that your DC&P were effective.  However, you concluded that DC&P and ICFR were ineffective as of December 31, 2010 and that there were no changes made in your ICFR during the first quarter of 2011.  Revise to explain the changed circumstances in DC&P and in ICFR that now permit management to conclude that DC&P were effective March 31, 2011.  In addition, provide updated disclosure regarding management’s current plans, if any, or actions already undertaken, for remediating the deficiency, including any change in your ICFR pursuant to Item 308(c) of Regulation S-K.

Response:   In the preparation of the March 31, 2011 Form 10-Q management believed that the control deficiency was a deficiency of ICFR rather than DC&P and accordingly concluded that the DC&P were effective because the control deficiency did not interfere with timely filing of our reports as defined under Rule 13a-15(e).  However, as a result of your comments, management has reviewed this matter and has determined that the control deficiency of ICFR may also affect our DC&P.

There were no changes made to our ICFR during the March 31, 2011 quarter because management is unable to remediate the control deficiency until we acquire or merge with another company.

We have revised the disclosures in Item 4 to state that our DC&P were ineffective and that the Company’s intends to remediate the control deficiency as soon as we acquire or merge with a company with more personnel.  Also, we have provided updated certifications as exhibits to the amendment to the Form 10-Q.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

*

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the amended reports adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Donald R. Mayer

Donald R. Mayer

President